UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       MERIDIAN MEDICAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    589658103
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                                 (CUSIP Number)

                               Steven Kaplan, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1202
                                 (202) 942-5998
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 20, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 4 Pages.

CUSIP No. 589658103                Schedule 13D                      Page 4 of 1


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   1   NAME OF REPORTING PERSON
       James H. Miller
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*




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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION




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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            233,461
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             233,461
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       233,461


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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%


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  14   TYPE OF REPORTING PERSON*
       IN



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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589658103                Schedule 13D                      Page 3 of 4



                          AMENDMENT 15 TO SCHEDULE 13D
                          ----------------------------

         The Schedule 13D, dated November 20, 1996, of James H. Miller (the "Reporting Person") is hereby amended as set forth below.

         The purpose of this Amendment No. 1 to Schedule 13D is to update information regarding James H. Miller's holdings in securities of the issuer as described herein. Except as specifically provided herein, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

         Item 5 is hereby amended as set forth below:

Item 5. Interest in Securities of the Issuer

         (a)-(b) Mr. Miller beneficially owns 233,461 shares of Common Stock, which shares represent approximately 7.3% of the 2,991,080 shares of Common Stock estimated to be outstanding, assuming the exercise by Mr. Miller of options and warrants exercisable within 60 days of December 21, 1998. Of such 233,461 shares of Common Stock, 225,912 shares and 2,857 shares of Common Stock are issuable upon the exercise of options and warrants, respectively. Mr. Miller has the sole power to vote and dispose of the beneficially owned shares of Common Stock. In addition, Mr. Miller holds options covering approximately 107,600 shares of Common Stock that will vest and become exercisable over time in accordance with such options' terms.

         On November 20, 1998, Mr. Miller transferred 16,654 shares of Common Stock in a private transaction without consideration.

CUSIP No. 589658103                Schedule 13D                      Page 4 of 4



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            December 21, 1998                         /s/  James H. Miller
            -----------------                         ---------------------
                 (Date)                               James H. Miller